COUTURE COLLECTIVE LLC

TABLE OF CONTENTS

Carolyn H. Specht, CPA, PLLC

To the Members of
Couture Collective LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Couture Collective LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year ended December 31, 2015 and the period from September 1, 2014 (inception) to December 31, 2014. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Carolyn H Specht CPA, PLLC

Yonkers, NY
October 2, 2016

50 MONTROSE ROAD • YONKERS, NEW YORK 10710 • TEL: (914) 961-1649 • FAX: (914) 961-6310

COUTURE COLLECTIVE LLC
Balance Sheet
As of December 31, 2015

	Dec 31, 15	Dec 31, 14	$ Change
ASSETS			
Current Assets			
Checking/Savings			
CITIBANK 5430	198,720.84	122,631.80	76,089.04
Total Checking/Savings	198,720.84	122,631.80	76,089.04
Other Current Assets			
INVENTORY	253,651.00	92,560.98	161,090.02
Undeposited Funds	76.22	0.00	76.22
Total Other Current Assets	253,727.22	92,560.98	161,166.24
Total Current Assets	452,448.06	215,192.78	237,255.28
Other Assets			
ACC ORGAN	-1,200.00	-1,200.00	0.00
ORGANIZATIONAL EXP	1,200.00	1,200.00	0.00
Total Other Assets	0.00	0.00	0.00
TOTAL ASSETS	**452,448.06**	**215,192.78**	**237,255.28**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
American Express 51009	8,777.93	0.00	8,777.93
Barney's	-12,330.11	0.00	-12,330.11
Saks Fifth Avenue	-275.00	0.00	-275.00
Total Credit Cards	-3,827.18	0.00	-3,827.18
Other Current Liabilities			
AMEX 3008	-73,680.29	0.00	-73,680.29
LOAN- MARK GIORDANO	125,000.00	125,000.00	0.00
Sales Tax Payable	93.53	108.50	-14.97
Total Other Current Liabilities	51,413.24	125,108.50	-73,695.26
Total Current Liabilities	47,586.06	125,108.50	-77,522.44
Total Liabilities	47,586.06	125,108.50	-77,522.44
Equity			
Retained Earnings	-17,196.37	0.00	-17,196.37
Sallie Giordano			
Contribution	591,094.14	107,280.65	483,813.49
Total Sallie Giordano	591,094.14	107,280.65	483,813.49
Net Income	-169,035.77	-17,196.37	-151,839.40
Total Equity	404,862.00	90,084.28	314,777.72
TOTAL LIABILITIES & EQUITY	**452,448.06**	**215,192.78**	**237,255.28**

COUTURE COLLECTIVE LLC
Profit & Loss
January through December 2015

	Jan - Dec 15	Jan - Dec 14	$ Change
Ordinary Income/Expense			
Income			
Dress Sales	70,739.46	0.00	70,739.46
Membership Subscription	18,115.00	0.00	18,115.00
Rental Income	40,303.86	0.00	40,303.86
Share Income	110,909.50	0.00	110,909.50
SHOPIFY SALES	2,076.49	46,311.61	-44,235.12
Total Income	242,144.31	46,311.61	195,832.70
Cost of Goods Sold			
DRY CLEANING	17,794.67	1,110.00	16,684.67
Merchant Account Fees			
Stripe Fees	7,740.65	0.00	7,740.65
Merchant Account Fees - Other	180.76	1,323.48	-1,142.72
Total Merchant Account Fees	7,921.41	1,323.48	6,597.93
PURCHASES	411,776.44	124,979.11	286,797.33
Z - ENDING INVENTORY	-161,090.02	-92,560.98	-68,529.04
Total COGS	276,402.50	34,851.61	241,550.89
Gross Profit	-34,258.19	11,460.00	-45,718.19
Expense			
Advertising and Promotion	36,135.97	2,437.63	33,698.34
AMORT EXP	0.00	1,200.00	-1,200.00
Bank Service Charges	74.50	0.00	74.50
CABLE	0.00	271.57	-271.57
Charity Expenses	1,000.00	0.00	1,000.00
Commission Expense	2,453.20	0.00	2,453.20
Consulting Fees	0.00	5,047.50	-5,047.50
DELIVERY EXP	190.06	170.00	20.06
Dues and Subscriptions	588.00	0.00	588.00
FILING FEE	25.00	0.00	25.00
Insurance Expense	11,483.84	0.00	11,483.84
Interest Expense	185.53	0.00	185.53
Legal Fees	1,250.00	0.00	1,250.00
LOCAL TRANSPORTATION	1,013.39	439.31	574.08
Meals and Entertainment	3,216.62	778.15	2,438.47
Office Supplies	2,181.95	17.98	2,163.97
PARKING	92.00	21.50	70.50
Professional Fees			
Accounting and Bookkeeping	7,858.42	0.00	7,858.42
Business Development	15,000.00	0.00	15,000.00
Modeling Expenses	2,975.00	0.00	2,975.00
Photography	4,800.00	0.00	4,800.00
Temp Help	510.00	0.00	.510.00
Total Professional Fees	31,143.42	0.00	31,143.42
Rent Expense	10,800.00	3,504.85	7,295.15

COUTURE COLLECTIVE LLC
Profit & Loss
January through December 2015

	Jan - Dec 15	Jan - Dec 14	$ Change
Repairs and Maintenance	0.00	707.60	-707.60
Shipping and Postal Services	1,148.67	0.00	1,148.67
Telephone Expense	0.00	280.28	-280.28
Transportation	0.00	280.00	-280.00
WEBSITE	32,249.93	13,500.00	18,749.93
Total Expense	135,232.08	28,656.37	106,575.71
Net Ordinary Income	-169,490.27	-17,196.37	-152,293.90
Other Income/Expense			
Other Income			
Sales Tax Discount	454.50	0.00	454.50
Total Other Income	454.50	0.00	454.50
Net Other Income	454.50	0.00	454.50
Net Income	-169,035.77	-17,196.37	-151,839.40

COUTURE COLLECTIVE LLC
Statement of Cash Flows
September through December 2014

	Sep - Dec 14
OPERATING ACTIVITIES	
Net Income	-17,196.37
Adjustments to reconcile Net Income	
to net cash provided by operations:	
INVENTORY	-92,560.98
LOAN- MARK GIORDANO	125,000.00
Sales Tax Payable	108.50
Net cash provided by Operating Activities	15,351.15
INVESTING ACTIVITIES	
ACC ORGAN	1,200.00
ORGANIZATIONAL EXP	-1,200.00
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Sallie Giordano:Contribution	107,280.65
Net cash provided by Financing Activities	107,280.65
Net cash increase for period	122,631.80
Cash at end of period	122,631.80

COUTURE COLLECTIVE LLC
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-169,035.77
Adjustments to reconcile Net Income	
to net cash provided by operations:	
INVENTORY	-161,090.02
American Express 51009	8,777.93
Barney's	-12,330.11
Saks Fifth Avenue	-275.00
AMEX 3008	-73,680.29
Sales Tax Payable	-14.97
Net cash provided by Operating Activities	-407,648.23
FINANCING ACTIVITIES	
Sallie Giordano:Contribution	483,813.49
Net cash provided by Financing Activities	483,813.49
Net cash increase for period	76,165.26
Cash at beginning of period	122,631.80
Cash at end of period	**198,797.06**

COUTURE COLLECTIVE LLC

NOTES 1:   NATURE OF OPERATIONS

Couture Collective LLC (the "Company"), is a limited liability company organized September 1, 2014 under the laws of New York. The Company was formed to revolutionize fashion ownership. Seasonal fractional shares in the newest styles are sold to members for six months of use. Members manage their on-line closets through the company's website. Members refill their closets every six months with a new seasonal wardrobe.

December 31, 2015 completed the first full year of operations.

NOTE 2:   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements inconformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. No Estimates were used in this report.

Cash Equivalents and Concentration of Cash Balance

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventory

Inventory is recorded at cost. The amount in inventory are the current season's collection plus unique pieces that can be used in other seasons and pieces that are available for sale.

COUTURE COLLECTIVE LLC

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2015 and 2014 and for the period from September 1, 2014 (inception) to December 31, 2014

Accounts Payable

The Company's accounts payable of $47,586.06 as of December 31, 2015 were classified as current liabilities and were paid within two months of year-end. The "negatives" in Accounts Payable represent returns on the credit cards which will be applied to future purchases.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customers reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Organizational Cost

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4:   MEMBER'S EQUITY (DEFICIT)

Capital contributions to the Company for the periods ended December 31, 2015 and 2014 were $483,813.49 and $107,280.65, respectively, as discussed in Note 5. No additional membership interests were issued for these contributions. There is only one member, Sallie Giordano.

The debts, obligations, and liabilities of the Company, whether arising on contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

COUTURE COLLECTIVE LLC

NOTE 5: RELATED PARTY TRANSACTIONS

Since inception, one member of the Company funded the business through incurring certain expenses on behalf of the Company and through direct transfers of funds to the Company as needed. These transactions were considered equity contributions and are not payable back to the members.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt*, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of managements' plan, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for the period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

There are no significant Subsequent Events to report